[Orbit/FR Letterhead]

November 30, 2011

Via e-mail
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attention: Martin James

Re:	Orbit/FR, Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2010
Filed October 26, 2011
Amendment No. 2 to Form 10-Q for the quarterly period ended
March 31, 2011
Filed October 26, 2011
File No. 000-22583

Dear Mr. James:

We respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated November 8, 2011, relating to the above-referenced filings (the “Form 10-K/A” and the “Form 10-Q/A,” respectively) of Orbit/FR, Inc. (the “Company”), with the response to each comment set forth immediately below the comment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 23.1

1.
We note that the audit report of Cornick, Garber & Sandier, LLP is included on page 33 of Amendment No. 1 to your Form 10-K and is dated March 30, 2011.  Please request Cornick, Garber & Sandier, LLP to explain why the consent refers to their report dated October 26, 2011.  In addition, please request them to explain why they state that the report and financial statements are incorporated by reference in Amendment No. 1 to the Form 10-K.

Response: The Staff’s comment is duly noted.  A revised consent correcting the typographical error noted by the Staff has been filed as Exhibit 23.1 to Amendment no. 2 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2010.

Exhibit 23.2

1.
We note that the audit report of Cornick, Garber & Sandier, LLP is included on page 33 of Amendment No. 1 to your Form 10-K and is dated March 30, 2011.  Please request Cornick, Garber & Sandier, LLP to explain why the consent refers to their report dated October 26, 2011.  In addition, please request them to explain why they state that the report and financial statements are incorporated by reference in Amendment No. 1 to the Form 10-K.

Response: The Staff’s comment is duly noted.  A revised consent correcting the typographical error noted by the Staff has been filed as Exhibit 23.2 to Amendment no. 2 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2010.

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 4.  Controls and Procedures, page 14

3.
Further to your response to prior comment 8, please explain to us how you reached your conclusion that the information disclosed in your Exchange Act reports was recorded and reported within the time periods specified in the SEC rules and forms when the errors noted in your financial statements were all identified subsequent to your Exchange Act report being filed and as a result you were required to amend these reports to restate your financial statements.  Please refer to the complete definition of disclosure controls and procedures provided in Exchange Act Rules 13a-15 (e) and 15d-15(e).  Alternatively, amend your filing to conclude that your disclosure controls and procedures were not effective as of March 31, 2011.

Response: In Response to the Staff’s comment, the Company has revised the disclosure set forth in Item 4 of Amendment no. 3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 as follows:

The Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed by us in the reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed under the Securities Exchange Act of 1934 is accumulated and communicated to our management on a timely basis to allow decisions regarding required disclosure. The Company evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2011. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2011, these controls and procedures were not effective.

*   *   *   *   *

Additionally, the Company makes the following representations:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (215) 674-5100 if you have any questions regarding this letter.

Sincerely,

/s/ Relland Winand

Relland Winand
Chief Financial Officer